SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)*

                         COOLBRANDS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Subordinated Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert J. Mittman, Esq.
                                 Blank Rome LLP
                                 405 Lexington Avenue
                                 New York, New York 10174
                                 (212) 885-5435
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                November 25, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (e) or 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 14 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  2  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Estate of Richard E. Smith
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

 NUMBER OF                    -0-
  SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
  PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)
              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                             -0-
              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492
---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      OO

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  3  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      David M. Smith
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF                   -0-
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)

              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              -0-
              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492
---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  4  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      David Stein
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

 NUMBER OF                    - 0 -
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                      11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)

              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              -0-
              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492
---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  5  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Michael Serruya
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not Applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                      Canada

---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF                   56,000
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)

              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              56,000
              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492
---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  6  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Aaron Serruya
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not Applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                      Canada

---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF                   56,149
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)


                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)
              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              56,149
              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492
---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      IN

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  7  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Serruya Family Trust
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                      Not Applicable

---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada
---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF                   -0-
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)

              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              -0-

              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492

---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      OO

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


----------------------------------------                                               ------------------------------------
CUSIP NO.                                                                                PAGE  8  OF  14  PAGES
                                                                                              ---    ----
----------------------------------------                                               ------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      1082272 Ontario, Inc.
---------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)
              [ ]
                                                                                                                      (b)
              [X]

---------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*


                      Not Applicable
---------------------------------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
              [ ]


---------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada
---------------------------------------------------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF                   -0-
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
              -------------------------------------------------------------------------------------------------------------
              8       SHARED VOTING POWER+ (1)

                              11,494,343 (+ 65,368,730 after giving effect to multiple votes of multiple voting shares)

              -------------------------------------------------------------------------------------------------------------
              9       SOLE DISPOSITIVE POWER

                              -0-

              -------------------------------------------------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER(1)

                              11,494,343

---------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      11,606,492

---------------------------------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              [ ]


---------------------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.8% (56.5% for voting purposes after giving effect to all multiple voting shares outstanding)

---------------------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                      CO

---------------------------------------------------------------------------------------------------------------------------

(1) Includes warrants to purchase 5,500,000 shares of Class A Stock that are exercisable within 60 days.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

INTRODUCTION

Pursuant to Reg. Section 240.13d-2, this Amendment No. 3 to Schedule 13D discloses changes in the statement on Schedule 13D dated March 27, 2006 for the event occurring March 18, 1998 (the "Initial Schedule 13D") filed jointly by Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc., as amended by Amendment No. 1 to Schedule 13D dated March 13, 2001 for the event occurring December 21, 2000 ("Amendment No. 1") and by Amendment No. 2 to Schedule 13D dated as of October 1, 2003 ("Amendment No. 2", and together with the Initial
Schedule 13D and Amendment No. 1, the "Schedule 13D") and therefore does not restate the items therein in their entirety.

Item 1. SECURITY AND ISSUER.

         This statement relates to holdings of the persons referred to in the Introduction above (except for Richard E. Smith) and the Estate of Richard E. Smith (collectively, the "Reporting Persons") with respect to the Class A Subordinated Voting Shares ("Class A Stock") issued by CoolBrands International Inc., a corporation organized under the laws of Nova Scotia, Canada (the "Company"), whose principal executive offices are located at 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

Item 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following information:

         Pursuant to the transaction referred to in Item 4 below, Michael Serruya is now President and Chief Executive Officer of the Company and David J. Stein is now Head of Strategic Planning of the Company.

         Richard E. Smith died on January 29, 2005. All of the securities of the Company previously reported in the Schedule 13D as owned by Richard E. Smith were transferred to the Estate of Richard E. Smith. As noted above, as used herein the term "Reporting Persons" includes the Estate of Richard E. Smith in lieu of Richard E. Smith. The address of the Estate of Richard E. Smith is 134 Murray Lane, Southampton, New York 11968.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The warrants in the transaction described in Item 4 below were acquired in consideration of 2118769 Ontario, Inc. ("2118769") entering into the Forbearance Agreement and providing the line of credit to the senior lenders under the CoolBrands Credit Facility.

Item 4. PURPOSE OF TRANSACTION.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. 2118769, a company controlled by Michael Serruya, entered into the Master Assignment and Assumption Agreement by and among General Electric Capital Corporation, GMAC Commercial Finance LLC, JPMorgan Chase Bank, N.A. and 2118769 dated November 17, 2006 and other related agreements, pursuant to which 2118769 agreed to acquire, at par, all of the indebtedness of the senior lenders under the Credit Agreement, dated April 21, 2006, among Americana Foods, L.P., JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and the Lenders a party thereto (the "Americana Credit Facility") which is guaranteed by the Company. In connection with such acquisition, 2118769, the Company and the guarantors signatories thereto entered into a Forbearance, Waiver and Indemnification Agreement (the "Forbearance Agreement") dated November 17, 2006 pursuant to which 2118769 agreed not to take







                               Page 9 of 14 Pages
any action to demand repayment of the indebtedness under the Americana Credit Facility on account of existing defaults under the Americana Credit Facility for a period of six months. In addition, the parties to the Credit Agreement, dated April 21, 2006, among the Company, Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, CoolBrands Dairy, Inc., the guarantors signatories thereto, the lenders signatories thereto and JPMorgan Chase Bank, N.A. (the "CoolBrands Credit Facility") entered into a Forbearance, Waiver and First Amendment to Credit Agreement dated November 17, 2006, pursuant to which the senior lenders have agreed not to take any action to demand repayment of the indebtedness under the CoolBrands Credit Facility on account of existing defaults for a period of six months. 2118769 also provided a letter of credit in the amount of $5 million to the senior lenders under the CoolBrands Credit Facility from which the senior lenders can draw in the event the Company does not pay its revolving line of credit under the CoolBrands Credit Facility. In consideration of 2118769 entering into the Forbearance Agreement and providing the line of credit to the senior lenders under the CoolBrands Credit Facility, the board of directors of the Company authorized the issuance of warrants (the "Warrants") to purchase 5,500,000 of the Company's Class A Shares to Michael Serruya. The warrants were exercisable starting November 25, 2006 and have a term of five (5) years from the date of issuance. The warrants are exercisable at an initial exercise price per share of CDN$0.50.warrants are exercisable at an initial exercise price per share of CDN$0.50.

         Effective November 17, 2006, the Company's board of directors consisted of Michael Serruya, Aaron Serruya, Romeo DeGasperis, Garry Macdonald and Ronald
W. Binns. Each of the audit committee, the corporate governance committee and the compensation committee are currently comprised of Romeo DeGasperis, Garry Macdonald and Ronald W. Binns. Michael Serruya is currently President and Chief Executive Officer of the Company on an interim basis.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)

         According to information provided to the Reporting Persons by the Company, there were, as of November 30, 2006, 50,049,719 shares of Class A Stock of the Company issued and outstanding; and 6,025,714 shares of Class B Stock of the Company issued and outstanding. Based upon the aggregate of (i) the shares of Class A Stock and Class B Stock outstanding and (ii) 5,500,000 shares of Class A Stock underlying warrants beneficially owned by the Reporting Persons and assuming no other exercise by any other person of any option, the Reporting Persons would be entitled to 65,480,879 votes, or 56.5% of the issued and outstanding votes of all shares voting of the Company as of November 30, 2006.

ESTATE OF RICHARD E. SMITH

The Estate of Richard E. Smith beneficially owns 11,606,492 shares of Class A Stock, consisting of 8,300 shares of Class A Stock and 1,419,467 shares of Class B Stock for an aggregate of 1,427,767 shares which are owned by him individually, and 10,178,725 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 56.5% of Class A Stock.

The Estate of Richard E. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

DAVID M. SMITH

Mr. Smith beneficially owns 11,606,492 shares of Class A Stock, consisting of 288,106 shares of Class B Stock which are owned by him individually, and 11,318,386 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 56.5% of Class A Stock.


                              Page 10 of 14 Pages

Mr. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

DAVID J. STEIN

Mr. Stein beneficially owns 11,606,492 shares of Class A Stock, consisting of 45,138 shares of Class B Stock which are owned by him individually, and 11,561,354 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 56.5% of Class A Stock.

Mr. Stein has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

MICHAEL SERRUYA

Mr. Serruya beneficially owns 11,606,492 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account, warrants to purchase 5,500,000 shares of Class A Stock and 6,050,492 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class Stock; and for voting purposes 56.5% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 56,000 shares and shared power to vote and dispose of 11,606,492 shares of the Class A Stock.

AARON SERRUYA

Mr. Serruya beneficially owns 11,606,492 shares of Class A Stock, of which 56,149 shares of Class A Stock are owned by his retirement account and 11,550,343 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 56.5% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 56,149 shares and shared power to vote and dispose of 11,606,492 shares of the Class A Stock.

1082272 ONTARIO, INC. AND THE SERRUYA FAMILY TRUST

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 11,606,492 shares of Class A Stock of which 4,078,301 shares of Class B Stock are owned by 1082272 Ontario, Inc. and 155,031 shares of Class B Stock are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya and 7,373,160 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 18.8% of the issued and outstanding shares of Class A Stock; and for voting purposes 56.5% of Class A Stock.

1082272 Ontario, Inc. and the Serruya Family Trust have the sole power to vote and dispose of none of such securities and have the shared power to vote and dispose of all of such securities.


                              Page 11 of 14 Pages

CLASS B STOCK

The Class B Stock is convertible into the Class A Stock on a share for share basis. Each share of Class B Stock is entitled to 10 votes and each share of Class A Stock is entitled to 1 vote. The Class A Stock and the Class B Stock vote together on all matters that come before the shareholders.

The Reporting Persons beneficially own 5,986,043 shares of Class B Stock, of which 1,419,467 shares are beneficially owned individually by the Estate of Richard E. Smith, 288,106 shares are beneficially owned individually by David M. Smith, 45,138 shares are owned individually by David J. Stein and 4,233,332 shares are owned by 1082272 Ontario, Inc. and the Serruya Family Trust. Because the Class B Stock is entitled to ten votes for each share held, the percentage of votes to be cast at a meeting of stockholders of the Company by the Reporting Persons is much greater than the percentage of outstanding securities owned by them. The Reporting Persons would be entitled to 65,480,879 votes, or assuming no exercise by any other person of any option, 56.5% of the votes of all shares voting of the Company as of November 30, 2006.

         (c) Not Applicable

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.






                              Page 12 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE:  As of December 11, 2006

                                         ESTATE OF RICHARD E. SMITH


                                         By: /s/  Susan J. Smith
                                             -----------------------------------
                                             Susan J. Smith, Executor

                                         /s/ David M. Smith
                                         ---------------------------------------
                                         David M. Smith

                                         /s/ David J. Stein
                                         ---------------------------------------
                                         David J. Stein

                                         /s/ Michael Serruya
                                         ---------------------------------------
                                         Michael Serruya

                                         /s/ Aaron Serruya
                                         ---------------------------------------
                                         Aaron Serruya


                                         THE SERRUYA FAMILY TRUST


                                         By: /s/ Sam Serruya
                                             -----------------------------------
                                             Name:  Sam Serruya
                                             Title: Trustee


                                         1082272 ONTARIO, INC.

                                         By: /s/ Michael Serruya
                                             -----------------------------------
                                             Name:  Michael Serruya
                                             Title: President



                              Page 13 of 14 Pages

                                    EXHIBIT 1

         The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their ownership of shares of CoolBrands International, Inc.

         This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

         This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date: December 11, 2006

                                         ESTATE OF RICHARD E. SMITH


                                         By: /s/ Susan J. Smith
                                             -----------------------------------
                                             Susan J. Smith, Executor

                                          /s/ David M. Smith
                                         ---------------------------------------
                                         David M. Smith

                                         /s/ David J. Stein
                                         ---------------------------------------
                                         David J. Stein

                                         /s/ Michael Serruya
                                         ---------------------------------------
                                         Michael Serruya

                                         /s/ Aaron Serruya
                                         ---------------------------------------
                                         Aaron Serruya


                                         THE SERRUYA FAMILY TRUST

                                         By: /s/ Sam Serruya
                                             -----------------------------------
                                             Name:  Sam Serruya
                                             Title: Trustee


                                         1082272 ONTARIO, INC.

                                         By: /s/ Michael Serruya
                                             -----------------------------------
                                             Name:  Michael Serruya
                                             Title: President



                              Page 14 of 14 Pages